UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NF Energy Saving Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

629099 30 0

(CUSIP Number)

Pang Zhang-Whitaker, Esq.

Carter Ledyard & Milburn LLP

2 Wall Street, New York, New York 10005

212-238-8844

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 629099 30 0	Page 2 of 18

1.	NAMES OF REPORTING PERSONS Yongquan Bi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,500,000
	8.	SHARED VOTING POWER 1,500,000[1]
	9.	SOLE DISPOSITIVE POWER 1,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%[2]
14.	TYPE OF REPORTING PERSON IN

1	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. Bi may be deemed to have shared voting power over 3,863,503 shares of common stock.
2	Based on 7,573,289 shares of common stock outstanding as of October 9, 2018.

CUSIP NO. 629099 30 0	Page 3 of 18

1.	NAMES OF REPORTING PERSONS WEI GUAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 280,336
	8.	SHARED VOTING POWER 280,336[3]
	9.	SOLE DISPOSITIVE POWER 280,336
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,336
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.70%[2]
14.	TYPE OF REPORTING PERSON IN

3	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. Guan may be deemed to have shared voting power over 3,863,503 shares of common stock.
4	Based on 7,573,289 shares of common stock outstanding as of October 9, 2018.

CUSIP NO. 629099 30 0	Page 4 of 18

1.	NAMES OF REPORTING PERSONS YUNGUO JIANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 357,574
	8.	SHARED VOTING POWER 357,574[5]
	9.	SOLE DISPOSITIVE POWER 357,574
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,574
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%[6]
14.	TYPE OF REPORTING PERSON IN

5	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. Jiang may be deemed to have shared voting power over 3,863,503 shares of common stock.
6	Based on 7,573,289 shares of common stock outstanding as of October 9, 2018.

CUSIP NO. 629099 30 0	Page 5 of 18

1.	NAMES OF REPORTING PERSONS YONGJIAN HE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 256,689
	8.	SHARED VOTING POWER 256,689[7]
	9.	SOLE DISPOSITIVE POWER 256,689
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,689
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.39%[8]
14.	TYPE OF REPORTING PERSON IN

7	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. He may be deemed to have shared voting power over 3,863,503 shares of common stock.
8	Based on 7,573,289 shares of common stock outstanding as of October 9, 2018.

CUSIP NO. 629099 30 0	Page 6 of 18

1.	NAMES OF REPORTING PERSONS XIAOCHUN XIA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 323,339
	8.	SHARED VOTING POWER 323,339[9]
	9.	SOLE DISPOSITIVE POWER 323,339
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,339
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.27%[10]
14.	TYPE OF REPORTING PERSON IN

9	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Ms. Xia may be deemed to have shared voting power over 3,863,503 shares of common stock.
10	Based on 7,573,289 shares of common stock outstanding as of October 9, 2018.

CUSIP NO. 629099 30 0	Page 7 of 18

1.	NAMES OF REPORTING PERSONS SHULIAN SHEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 221,609
	8.	SHARED VOTING POWER 221,609[11]
	9.	SOLE DISPOSITIVE POWER 221,609
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,609
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.93%[12]
14.	TYPE OF REPORTING PERSON IN

11	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Ms. Shen may be deemed to have shared voting power over 3,863,503 shares of common stock.
12	Based on 7,573,289 shares of common stock outstanding as of October 9, 2018

CUSIP NO. 629099 30 0	Page 8 of 18

1.	NAMES OF REPORTING PERSONS LIJUN WANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 257,916
	8.	SHARED VOTING POWER 257,916[13]
	9.	SOLE DISPOSITIVE POWER 257,916
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,916
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.41%[14]
14.	TYPE OF REPORTING PERSON IN

13	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Ms. Wang may be deemed to have shared voting power over 3,863,503 shares of common stock.
14	Based on 7,573,289 shares of common stock outstanding as of October 9, 2018

CUSIP NO. 629099 30 0	Page 9 of 18

1.	NAMES OF REPORTING PERSONS YAN LIU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 205,097
	8.	SHARED VOTING POWER 205,097[15]
	9.	SOLE DISPOSITIVE POWER 205,097
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,097
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.71%[16]
14.	TYPE OF REPORTING PERSON IN

15	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Ms. Liu may be deemed to have shared voting power over 3,863,503 shares of common stock.
16	Based on 7,573,289 shares of common stock outstanding as of October 9, 2018.

CUSIP NO. 629099 30 0	Page 10 of 18

1.	NAMES OF REPORTING PERSONS FUQING ZHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 260,828
	8.	SHARED VOTING POWER 260,828[17]
	9.	SOLE DISPOSITIVE POWER 260,828
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,828
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.44%[18]
14.	TYPE OF REPORTING PERSON IN

17	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. Zhang may be deemed to have shared voting power over 3,863,503 shares of common stock.
18	Based on 7,573,289 shares of common stock outstanding as of October 9, 2018

CUSIP NO. 629099 30 0	Page 11 of 18

1.	NAMES OF REPORTING PERSONS XIAOFEI YU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 200,115
	8.	SHARED VOTING POWER 200,115[19]
	9.	SOLE DISPOSITIVE POWER 200,115
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,115
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.64%[20]
14.	TYPE OF REPORTING PERSON IN

19	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. Yu may be deemed to have shared voting power over 3,863,503 shares of common stock.
20	Based on 7,573,289 shares of common stock outstanding as of October 9, 2018.

CUSIP NO. 629099 30 0	Page 12 of 18

This statement is being filed jointly by: (i) Yongquan Bi, (ii) Wei Guan, (iii) Yunguo Jiang, (iv) Yongjian He, (v) Xiaochun Xia, (vi) Shulian Shen, (vii) Lijun Wang, (viii) Yan Liu, (ix) Fuqing Zhang, and (x) Xiaofei Yu (collectively, the “Reporting Persons”). The Reporting Persons are making this joint filing because they comprise a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), formed for the purposes described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) under the Exchange Act.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.001 per share (the “Shares”), of NF Energy Saving Corporation, a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3106, Tower C, 390 Qingnian Avenue, Shenyang, Liaoning Province, People’s Republic of China (“P.R. China”) 110015.

Item 2.	Identity and Background

(a) – (c)

The present principal occupation or employment of Mr. Yongquan Bi is Chairman of Dalian Boqi Xinhai Group Ltd. Co. (“Boqi Group”). Mr. Bi founded Boqi Group and its subsidiaries, including Dalian Boqi Agriculture Technology Development Ltd. Co. and Dalian Boqi Culture Media Ltd. Co., in July 2008. Mr. Bi also founded Dalian Boqi Zhengji Pharmacy Franchise Ltd. Co. in July 2008 and Boqi Finance Lease (Liaoning) Ltd. Co., another subsidiary of Boqi Group, in November 2009. Mr. Bi has been the Chairman of each of these companies since their founding.

The present principal occupation or employment of Mr. Wei Guan is IT Manager of Dalian JiuJiu Technology Co., Ltd. His principal address is 12 Shanengdongjie, 1-6, Shahekou District, Dalian City, Liaoning Province, China.

The present principal occupation or employment of Mr. Yunguo Jiang is as General Manager of Dalian Zhongtian International Trade Co., Ltd. His principal address is 54 Qinxitun, Gaofangcun, Anzishanxiang, Zhuanghe City, Liaoning Province, China.

The present principal occupation or employment of Mr. Yongjian is Vice President of Ganjue Bar. His principal address is 119 Nantun, Changlongcun, Lizifangzhen, Zhuanghe City, Liaoning Province, China.

The present principal occupation or employment of Ms. Xiaochun Xia is VP of Sales of Dalian Xinhengrui Automobile Sales Co., Ltd. Her principal address is 15 Dafangshencun 1 , Dalianwan Jiedao, Ganjingzi District, Dalian City, Liaoning Province, China.

The present principal occupation or employment of Ms. Shulian Shen is General Manager of Dalian Nuoqiao Commerce and Trade Co., Ltd. Her principal address is 10 Xingshancun, Xingshanzhendong, Longjiang Village, Heilongjiang Province, China.

The present principal occupation or employment of Ms. Lijun Wang is General Manager of Dalian Zhengji Pharmacy. Her principal address is 303 Nanshanlu, 1-1-9, Pulandian City, Liaoning Province, China.

The present principal occupation or employment of Ms. Yan Liu is Manager of Dalian Lichen Pharmaceutical Co., Ltd.. Her principal address is 8 Tiexilu, 2-6-24, Pulandian City, Liaoning Provinice, China.

The present principal occupation or employment of Mr. Fuqing Zhang is General Manager  of Dalian Zhongguang Transmission Equipment Co., Ltd.. His principal address is 4-152 Miaoshantun, Miaoshancun, Taipingjiedaobanshichu, Pulandian City, Liaoning Province, China.

The present principal occupation or employment of Mr. Xiaofei Yu is General Manager of Dalian Hengguan Food Co., Ltd. His principal address is 10 Gucheng Bingqu, 2-5-2, Jinzhou District, Dalian City, Liaoning Province, China

CUSIP NO. 629099 30 0	Page 13 of 18

(d) – (e) None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of P.R. China.

Item 3.	Source and Amount of Funds or Other Consideration

On March 12, 2018, Mr. Bi entered into a Securities Purchase Agreement with the Issuer, pursuant to which Mr. Bi purchased, and the Issuer issued to Mr. Bi, 500,000 shares of common stock at a purchase price of $1.00 per share for aggregate consideration of $500,000.

On April 9, 2018, Mr. Bi entered into a Securities Purchase Agreement with Pelaria International Ltd., a wholly-owned subsidiary of Liaoning Nengfa Weiye New Energy Application Co., Ltd. (“Pelaria”), pursuant to which Mr. Bi purchased, and Pelaria sold to Mr. Bi, 1,000,000 shares of common stock at a purchase price of $1.40 per share for aggregate consideration of $1,400,000.

The Reporting Persons purchased the remainder of their Shares in the open market from their personal funds.

Item 4.	Purpose of Transaction

Certain of the Reporting Persons originally purchased their Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 14, 2019, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws and (b) the parties agreed to form a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, for the purpose of effecting a written consent to change the control of the Issuer, change or remove the current Board of Directors of the Issuer (the “Board”), to appoint new representatives to the Board, to effect changes to the management of the Issuer, to amend the Issuer’s certificate of incorporation and bylaws, other corporate governance issues, including changing the name and/or ticker symbol of the Issuer, and for the purpose of taking all other actions necessary to achieve the foregoing (collectively, the “Purposes”). The foregoing description of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

This Schedule 13D, the Joint Filing Agreement or the Voting Agreement are not intended to and do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities of the Issuer or the solicitation of any vote or approval in any jurisdiction.

CUSIP NO. 629099 30 0	Page 14 of 18

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 7,573,289 shares of common stock outstanding as of October 9, 2018 as reported by the Issuer in its latest 10-Q filing.

(b) By virtue of the Voting Agreement discussed in further detail in Item 6 of this Schedule 13D, each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 3,863,503 Shares, which represents approximately 51.01 % of the outstanding Shares of the Issuer.

(c) Certain of the Reporting Persons engaged in transactions on the open market in the ordinary course of business during the past 60 days with respect to the Issuer’s Shares, as set forth on Schedule A, which is attached hereto and is incorporated herein by reference.

(d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reflected in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Schedule 13D for a discussion of the Joint Filing Agreement.

On March 12, 2018, Mr. Bi entered into a Securities Purchase Agreement with the Issuer, pursuant to which Mr. Bi purchased, and the Issuer issued to Mr. Bi, 500,000 shares of Common Stock at a purchase price of $1.00 per share for aggregate consideration of $500,000.

On April 9, 2018, Mr. Bi entered into a Securities Purchase Agreement with Pelaria International Ltd., a wholly-owned subsidiary of Liaoning Nengfa Weiye New Energy Application Co., Ltd. (“Pelaria”), pursuant to which Mr. Bi purchased, and Pelaria sold to Mr. Bi, 1,000,000 shares of Common Stock at a purchase price of $1.40 per share for aggregate consideration of $1,400,000. The Reporting Persons purchased the rest of their Shares in the open market from their personal funds.

On January 14, 2019, the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), pursuant to which, among other things, such Reporting Persons agreed that in any circumstances upon which a vote, consent (including written consents), agreement or other approval is sought, they shall vote the Shares of the Issuer owned or controlled by them (whether now owned or hereafter acquired) and shall otherwise consent or agree in such manner as may be directed by Mr. Bi in his sole and absolute discretion, in pursuit of the Purposes, as discussed in Item 4 of this Schedule 13D. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 629099 30 0	Page 15 of 18

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement by and among (i) Yongquan Bi, (ii) Wei Guan, (iii) Yunguo Jiang, (iv) Yongjian He, (v) Xiaochun Xia, (vi) Shulian Shen, (vii) Lijun Wang, (viii) Yan Liu, (ix) Fuqing Zhang, and (x) Xiaofei Yu, dated January 14, 2019.

99.2	Voting Agreement by and among (i) Yongquan Bi, (ii) Wei Guan, (iii) Yunguo Jiang, (iv) Yongjian He, (v) Xiaochun Xia, (vi) Shulian Shen, (vii) Lijun Wang, (viii) Yan Liu, (ix) Fuqing Zhang, and (x) Xiaofei Yu, dated January 14, 2019.

99.3	Stock Purchase Agreement by and between Pelaria International Ltd. and Yongquan Bi, dated April 2, 2018

99.4	Securities Purchase agreement by and between NF Energy Saving Corporation and Yongquan Bi, dated March 12, 2018

CUSIP NO. 629099 30 0	Page 16 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2019

/s/ Yongquan Bi
Yongquan Bi

/s/ Wei Guan
Wei Guan

/s/ Yunguo Jiang
Yunguo Jiang

/s/ Yongjian He
Yongjian He

/s/ Xiaochun Xia
Xiaochun Xia

/s/ Shulian Shen
Shulian Shen

/s/ Lijun Wang
Lijun Wang

/s/ Yan Liu
Yan Liu

/s/ Fuqing Zhang
Fuqing Zhang

/s/ Xiaofei Yu
Xiaofei Yu

CUSIP NO. 629099 30 0	Page 17 of 18

SCHEDULE A

The Reporting Persons engaged in the following transactions on the open market in the ordinary course of business during the past 60 days with respect to the Issuer’s Shares:

Wei Guan

Trade Date	Shares of Common Stock Purchased/(Sold)	Average Weighted Price Per Share ($)
January 11, 2019	1,000	17.995
January 11, 2019	477	18.290
January 11, 2019	1,000	18.396

Yunguo Jiang

Trade Date	Shares of Common Stock Purchased/(Sold)	Average Weighted Price Per Share ($)
January 8, 2019	6,161	17.7919
January 8, 2019	20,000	16.9833

Yongjian He

Trade Date	Shares of Common Stock Purchased/(Sold)	Average Weighted Price Per Share ($)
November 23, 2018	9,700	8.1576

Shulian Shen

Trade Date	Shares of Common Stock Purchased/(Sold)	Average Weighted Price Per Share ($)
November 26, 2018	3,000	9.1430

Lijun Wang

Trade Date	Shares of Common Stock Purchased/(Sold)	Average Weighted Price Per Share ($)
November 15, 2018	7,000	6.3727

CUSIP NO. 629099 30 0	Page 18 of 18

Yan Liu

Trade Date	Shares of Common Stock Purchased/(Sold)	Average Weighted Price Per Share ($)
January 9, 2019	10	17.8500
January 9, 2019	10	17.9680
January 9, 2019	21,394	18.0446

Fuqing Zhang

Trade Date	Shares of Common Stock Purchased/(Sold)	Average Weighted Price Per Share ($)
January 10, 2019	10	20.0400
December 6, 2018	2,600	12.4314

Xiaofei Yu

Trade Date	Shares of Common Stock Purchased/(Sold)	Average Weighted Price Per Share ($)
November 19, 2018	650	7.1300
November 16, 2018	4,700	8.1500
November 16, 2018	5,000	8.200